NeuBase Therapeutics, Inc.
350 Technology Drive, Fourth Floor

Pittsburgh, PA 15219

August 7, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-0406

Re:	NeuBase Therapeutics, Inc.
Registration Statement on Form S-1
Registration No. 333-273494

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, NeuBase Therapeutics, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-1 (File No. 333-273494) of the Company, filed with the Securities and Exchange Commission (the “Commission”) on July 28, 2023 (the “Registration Statement”), be accelerated so that such Registration Statement shall become effective at 5:00 p.m., Eastern Time, on August 10, 2023 or as soon as possible thereafter. There are no underwriters for this proposed offering, which is an offering of the Company’s common stock by selling stockholders.

The Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the Registration Statement.

It would be appreciated if, promptly after the Registration Statement has become effective, you would so inform our outside counsel, Jeffrey T. Hartlin of Paul Hastings LLP, by telephone at (650) 320-1804 or by email at jeffhartlin@paulhastings.com. The Company hereby authorizes Mr. Hartlin or Ms. Samantha H. Eldredge of Paul Hastings LLP to orally modify or withdraw this request for acceleration.

Sincerely,

NEUBASE THERAPEUTICS, INC.

By:	/s/ Todd P. Branning
Todd P. Branning
Chief Financial Officer

cc:      Jeffrey T. Hartlin, Esq. (Paul Hastings LLP)